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                                PRESS RELEASE
                             FOR IMMEDIATE RELEASE

                         GulfMark Offshore
                  Announces Two-for-One Stock Split


     May 28, 2002 - Houston - GulfMark Offshore, Inc. (NASDAQ:GMRK) announced today a two-for-one stock split of common stock to be effected in the form of a 100% stock dividend. As a result of the stock split, stockholders of record at the close of business on June 10, 2002 will receive one additional share of GulfMark Offshore, Inc. common stock for every one share owned. Shares resulting from the stock split will be distributed on June 28, 2002. The stock split will reduce the price per share and increase the number of shares outstanding to approximately 20 million from 10 million. The stockholders of the Company approved an increase in the number of authorized shares of common stock at the 2002 annual stockholders' meeting held May 24, 2002, allowing the board's authorization of the stock split to be implemented upon amendment of the Company's Certificate of Incorporation. Further details of the stock split will be outlined in a letter, to be mailed to all stockholders of record as of June 10, 2002.

     David J. Butters, Chairman of the Board of Directors, commented on the stock split, "The Board of Directors is pleased to announce the stock split as a continuation of our efforts to improve the liquidity of the Common Stock. Given the strong interest in GulfMark subsequent to the recent offering, we hope that the increased stock availability will allow more of those investors interested in the stock to obtain it."

     GulfMark Offshore, Inc. provides marine transportation services to the energy industry through a fleet of fifty-three (53) offshore support vessels, primarily in the North Sea, offshore Southeast Asia, Brazil and West Africa.


Contact: Edward A. Guthrie, Executive Vice President - Finance E-mail: Ed.Guthrie@GulfMark.com
             (713) 963-9522


This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve known and unknown risk, uncertainties and other factors. Among the factors that could cause actual results to differ materially are: prices of oil and gas and their effect on industry conditions; industry volatility; fluctuations in the size of the offshore marine vessel fleet in areas where the Company operates; changes in competitive factors; delay or cost overruns on construction projects; and other material factors that are described from time to time in the Company's filings with the SEC. Consequently, the forward-looking statements contained herein should not be regarded as representations that the projected outcomes can or will be achieved.


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